SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR September 16, 2003

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of São Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

                             Publicly-Traded Company
                       Tax Id (CNPJ) # 43.776.517/0001-80
                              NIRE # 35.3000.1683-1
               SUBSCRIBED AND PAID-UP CAPITAL: R$ 3,403,688,565.23

                       EXTRAORDINARY SHAREHOLDERS' MEETING
                                    SUMMONING

The  Shareholders  of  Companhia de  Saneamento  Básico do Estado de São Paulo -
Sabesp are hereby  summoned,  in  compliance  with  article 12 of the  Company's
By-Laws, to join the Extraordinary  Shareholders'  Meeting to be held on October
28, 2003, at 16h00, at the Company's  headquarter,  at Rua Costa Carvalho # 300, in the city of São Paulo, to deliberate on the following Agenda:

I.   To choose experts to elaborate the Appraisal Report,  based on its economic value,  of the  Sanitation  System of the  Municipality  of São Bernardo do
     Campo;

II.  To endorse the remuneration of the members of the Executive Board, Board of
     Directors and Fiscal Council;

III. Other relevant issues.

General Instructions:

The proxies for the Meeting must be handed over at the Company's headquarters up to 24  hours  prior  to the  beginning  of the  Meeting.  The  shareholders  who participate  of the Custody of Shares of the Stock Exchange who wish to join the
Meeting should present the document  attesting its holding position issued up to
2 days prior to the Meeting

                          São Paulo, September 11, 2003

                           Mauro Guilherme Jardim Arce
                       Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: September 16, 2003

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic and Financial Director and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.